EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement on Form S-8 with respect to the Amended and Restated Employment Agreement dated as of December 10, 2007 between State Bancorp, Inc., State Bank of Long Island and Thomas M. O’Brien of State Bancorp, Inc. of our report dated March 13, 2008, relating to the financial statements of State Bancorp, Inc. and the effectiveness of internal control over financial reporting of State Bancorp, Inc. which report is included in Form 10-K of State Bancorp, Inc. for the year ended December 31, 2007, and to the reference to us under the heading "Experts" in the registration statement

/s/ Crowe Chizek and Company LLC

Livingston, New Jersey
July 28, 2008